Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-172554 and 333-172554-01

CitiFirst

Citi’s family of investments

An Overview

For all offerings described herein (other than deposits):

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

September 23, 2011

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About Us

Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 160 countries and jurisdictions. Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, transaction services, and wealth management.

As part of Citi, Private Investor Products & Solutions services Family Offices, Private Banks, Financial Advisors, Consumer Banks, Broker-Dealers and other institutional and corporate investors throughout the world. We provide a wide variety of innovative investment strategies and trading products for affluent, high-net-worth and ultra-high-net-worth investors. CitiFirst investments are multi-asset and complementary to a traditional investment portfolio.

What is CitiFirst?

CitiFirst is the family name for Citi’s offering of investments including notes, deposits, certificates and OTC strategies. Tailored to meet the needs of a broad range of investors, CitiFirst investments are divided into three categories based on the amount of principal due at maturity:

CitiFirst Investment Categories

CitiFirst Protection Full principal amount due at maturity	Investments provide for the full principal amount to be due at maturity, subject to the credit risk of the issuer or guarantor, and are for investors who place a priority on the preservation of principal while looking for a way to potentially outperform cash or traditional fixed income investments.

CitiFirst Performance Payment due at maturity may be less than the principal amount	Investments provide for a payment at maturity that may be less than the principal amount and in some cases may be zero, and are for investors who are seeking the potential for current income and/or growth, in addition to partial or contingent downside protection.

CitiFirst Opportunity Payment due at maturity may be zero	Investments provide for a payment at maturity that may be zero and are for investors who are willing to take full market risk in return for either leveraged principal appreciation at a predetermined rate or access to a unique underlying strategy.

All returns, and any principal amount due at maturity, are subject to the applicable issuer’s or guarantor’s credit risk, with the exception of the Market-Linked Certificates of Deposit which have FDIC insurance, subject to applicable limitations.

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CitiFirst operates across all asset classes meaning that underlying assets include equities, commodities, currencies, interest rates and alternative investments. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube:

CitiFirst Offers:

■	A consistent broad offering of investments across risk and asset classes

■	Customized strategies for high-net-worth and ultra-high-net-worth investors

■	Clear, understandable investments

■	Financial solution-based thinking
■	Competitive terms

■	Comprehensive sales support with marketing and legal documentation, historical performance and product analytics

■	Client service excellence (pre-, during- and post-sales)

■	Secondary market liquidity on a best-effort basis

For more information, please contact us: +1 (212) 723-7005 and +1 (212) 723-7288 www.citifirst.com

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CitiFirst

PROTECTION

“I am looking for a defensive investment. I want to receive my full principal amount at maturity, but I also welcome the potential for enhanced returns through market exposure.”

Overview*

Full Principal Amount Due at Maturity	Potential for Enhanced Returns
An alternative to traditional cash or fixed-income investments with full principal due at maturity, subject to the credit risk of the issuer or guarantor.	CitiFirst Protection investments also offer the chance of higher returns by gaining some exposure to the markets.

Investment Profile
Time Horizon (In Years)	1	2	3	4	5 or more	Open-ended
Risk	Very low	Low	Moderate	High	Very High	Speculative
Investment Objective	Full Protection	Partial Protection	Conditional Protection	No Protection	Income	Growth

Example: Variable Interest Rate Market Linked Notes

5-year variable interest rate, 100% principal due at maturity, subject to the credit risk of the issuer or guarantor, as applicable, linked to the Consumer Price Index (“CPI”) paying monthly interest payments if held to maturity. In year 1, investors receive a fixed rate of interest per annum. Thereafter, for each monthly interest period, the interest rate per annum will be the sum of (a) the interest rate spread and (b) the greater of (i) zero and (ii) the year-over-year percentage change in CPI from its level fifteen calendar months prior to the relevant payment month to its level three months prior to the relevant payment month.

Possible Return at Maturity

*All returns and any principal amount due at maturity are subject to the applicable issuer’s or guarantor’s credit risk, with the exception of Market-Linked Certificates of Deposit which have FDIC insurance, subject to applicable limitations. The descriptions above are not intended to completely describe how an investment works or to detail all of the terms, risks and benefits of a particular investment. The return profiles can change. Please refer to the offering documents and related materials of a particular investment for a comprehensive description of the structure, terms, risks and benefits related to that investment. Investors should review the section headed “Risk Factors” or equivalent of the applicable offering documents for a complete description of the risks associated with a particular investment.

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CitiFirst

PERFORMANCE

“I want a greater chance of potentially higher returns. I am prepared to increase my risk exposure moderately – but only with some level of downside protection.”

Overview*

Payment due at maturity may be less than the principal amount	Balancing Participation and Risk
An investment offering exposure to the markets with limited protection against adverse market moves.	The CitiFirst Performance category offers market participation within defined contingent downside protection limits.

Investment Profile
Time Horizon (In Years)	1	2	3	4	5 or more	Open-ended
Risk	Very low	Low	Moderate	High	Very High	Speculative
Investment Objective	Full Protection	Partial Protection	Conditional Protection	No Protection	Income	Growth

What are some hypothetical examples of ELKS® returns?

Assume that an investor buys one ELKS linked to the underlying equity “XYZ” common stock, with a 6-month maturity, a coupon of 10% per annum, a downside threshold price equal to 80% of the closing price of the underlying equity on the day the ELKS were priced for sale, and the investor elects to receive cash at maturity in lieu of shares.

Scenario 1: Did “XYZ” common stock trade below the downside threshold price at any time over the term of the ELKS? No.
The return of the ELKS equals the coupon yield of 10%. The investor receives the principal back at maturity plus the coupon payments (equaling a return of 10%).
Scenario 2: Did “XYZ” common stock trade below the downside threshold price at any time over the term of the ELKS? Yes.
The return of the ELKS equals the coupon yield of 10% plus the negative return of the underlying of -35% which would result in a return at maturity of -25%.

Scenario 3: Did “XYZ” common stock trade below the downside threshold price at any time over the term of the ELKS? Yes.
The return of the ELKS equals the coupon yield of 10% plus the positive return of the underlying equity of 5% which would result in a return of 15%.

*All returns and any principal amount due at maturity are subject to the applicable issuer’s or guarantor’s credit risk, with the exception of Market-Linked Certificates of Deposit which have FDIC insurance, subject to applicable limitations. The descriptions above are not intended to completely describe how an investment works or to detail all of the terms, risks and benefits of a particular investment. The return profiles can change. Please refer to the offering documents and related materials of a particular investment for a comprehensive description of the structure, terms, risks and benefits related to that investment. Investors should review the section headed “Risk Factors” or equivalent of the applicable offering documents for a complete description of the risks associated with a particular investment.

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CitiFirst

OPPORTUNITY

“I am looking for an investment that offers me the chance to implement a specific view I have on the markets. I am prepared to accept market risk in exchange for the opportunity to achieve higher returns.”

Overview*

Payment due at maturity may be zero	Market View
An investment that has risk to principal but has the potential to generate higher returns.	CitiFirst Opportunity investments offer full or even leveraged exposure to the markets providing the opportunity to execute a specific investment strategy and earn a potentially higher return than a direct investment in the market.

Investment Profile
Time Horizon (In Years)	1	2	3	4	5 or more	Open-ended
Risk	Very low	Low	Moderate	High	Very High	Speculative
Investment Objective	Full Protection	Partial Protection	Conditional Protection	No Protection	Income	Growth

Example: Commodity Index-Linked Stock Market Upturn Note

A 15-month investment linked to an equity or commodity index with leveraged upside participation, up to a maximum return. An investor’s full principal is at risk. At maturity:

■	If the final level of the index is higher than its initial level, the maturity payment equals (a) the principal invested plus (b) the product of (i) the principal invested and (ii) the lesser of the return of the index multiplied by the leverage amount and subject to the maximum return.
■	If the final level of the index is lower than its initial level, the payment at maturity equals (a) the principal invested plus (b) the product of (i) the principal invested and (ii) the performance of the index.

Possible Return at Maturity

*All returns and any principal amount due at maturity are subject to the applicable issuer’s or guarantor’s credit risk, with the exception of Market-Linked Certificates of Deposit which have FDIC insurance, subject to applicable limitations. The descriptions above are not intended to completely describe how an investment works or to detail all of the terms, risks and benefits of a particular investment. The return profiles can change. Please refer to the offering documents and related materials of a particular investment for a comprehensive description of the structure, terms, risks and benefits related to that investment. Investors should review the section headed “Risk Factors” or equivalent of the applicable offering documents for a complete description of the risks associated with a particular investment.

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General Overview of Investments

CitiFirst Protection Investments

Investments	Maturity	Protection*	Return*
Contingent Absolute Return MLDs/PPNs	1–2 Years	Full principal amount due at maturity	If the underlying never crosses either an upside or downside threshold, the return on the investment equals the absolute value of the return of the underlying. Otherwise, the return equals zero
Contingent Upside Participation MLDs/PPNs	1–3 Years	Full principal amount due at maturity

If the underlying crosses an upside threshold, the return on the investment equals an interest payment paid at maturity. Otherwise, the return equals the greater of the return of the underlying and zero

Minimum Coupon PPNs	3–5 Years	Full principal amount due at maturity

If the underlying ever crosses an upside threshold during a coupon period, the return for the coupon period equals the minimum coupon. Otherwise, the return for a coupon period equals the greater of the return of the underlying during the coupon period and the minimum coupon

Safety First Trust Certificates	3–6 Years	Full principal amount due at maturity	The return on the investment equals the greater of the return of the underlying multiplied by a participation rate and zero; sometimes the maximum return is capped

CitiFirst Performance Investments

Investments	Maturity	Protection*	Return*
ELKS®	6-12 Months	Payment at maturity may be less than the principal amount

A fixed coupon is paid regardless of the performance of the underlying. If the underlying never crosses a downside threshold, the return on the investment equals the coupons paid. Otherwise, the return equals the sum of the coupons paid and the return of the underlying at maturity

Buffer Notes	1–2 Years	Payment at maturity may be less than the principal amount

If the return of the underlying is positive at maturity, the return on the investment equals the lesser of (a) the return of the underlying multiplied by a participation rate and (b) the maximum return on the notes. Otherwise, the return equals the lesser of (a) the return of the underlying plus the buffer amount and (b) zero

PACERSSM	1–3 Years	Payment at maturity may be less than the principal amount

If the underlying is equal to or greater than a threshold (such as its initial value) on any call date, the note is called and the return on the investment equals a fixed premium. If the note has not been called, at maturity, if the underlying has crossed a downside threshold, the return on the investment equals the return of the underlying, which will be negative. Otherwise, the return equals zero

LASERSSM	3–4 Years	Payment at maturity may be less than the principal amount

If the return of the underlying is positive at maturity, the return on the investment equals the return of the underlying multiplied by a participation rate (some versions are subject to a maximum return on the notes). If the return of the underlying is negative and the underlying has crossed a downside threshold, the return on the investment equals the return of the underlying, which will be negative. Otherwise, the return equals zero

CitiFirst Opportunity Investments

Investments	Maturity	Protection*	Return*
Upturn Notes	1–2 Years	Payment at maturity may be zero

If the underlying is up at maturity, the return on the investment equals the lesser of the return of the underlying multiplied by a participation rate and the maximum return on the notes. Otherwise, the return equals the return of the underlying

Fixed Upside Return Notes	1–2 Years	Payment at maturity may be zero	If the underlying is equal to or above its initial level at maturity, the return on the investment equals a predetermined fixed amount. Otherwise, the return equals the return of the underlying
Strategic Market Access Notes	3–4 Years	Payment at maturity may be zero	The return on the investment equals the return of a unique index created by Citi

*All returns and any principal amount due at maturity are subject to the applicable issuer’s or guarantor’s credit risk, with the exception of Market-Linked Certificates of Deposit which have FDIC insurance, subject to applicable limitations. This is not a complete list of CitiFirst structures. The descriptions above are not intended to completely describe how an investment works or to detail all of the terms, risks and benefits of a particular investment. The return profiles can change. Please refer to the offering documents and related material(s) of a particular investment for a comprehensive description of the structure, terms, risks and benefits related to that investment.

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Bringing The Global Markets To You

Citi Private Investor Products & Solutions Group services institutional and retail distribution partners throughout the world to provide cross-asset structured investment strategies and trading products for affluent, high-net-worth and ultra-high-net-worth investors.

CitiFirst investments may be complementary to traditional diversified portfolios. Our offerings of notes, deposits and certificates are designed to meet specific investor needs including capital protection, diversification and access to all geographic markets.

Citi also creates customized structured notes, OTC derivative strategies, as well as hedging and monetization solutions for high-net-worth and ultra-high-net-worth investors. Financial Advisors and Institutional Investors may call us for custom offerings and pricing information.

CitiFirst Education

Educating both advisors and investors about risks and rewards is a core element of our CitiFirst offering of investments. We regularly host industry conferences, seminars and webinars. In addition, we maintain the www.citifirst.com website which contains offerings in the primary and secondary market, daily pricing feeds and educational information.

Monthly Offerings Brochure (English and Spanish)	Educational Materials

Website for Private Investors, FAs and Distributors: www.citifirst.com

Online Tools

FirstView Interactive illustrates how a specific product will perform under different market conditions. It allows users to modify and visualize the hypothetical path of the underlying asset and demonstrates how the various factors impact the potential payout.

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Important Information about

CitiFirst Investments

SEC Registered (Public) Offerings

Each issuer and guarantor, if applicable, has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the SEC registered offerings by that issuer or guarantor, if applicable, to which this communication relates. Before you invest, you should read the prospectus in the applicable registration statement and the other documents the issuer and guarantor, if applicable, have filed with the SEC for more complete information about that issuer, the guarantor, if applicable, and offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request a prospectus and any other documents related to the offerings, either in hard copy or electronic form, by calling toll-free 1-877-858-5407 or by calling your Financial Advisor. The SEC registered offerings described in this brochure are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency, or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program unless the terms of the terms of the product specifically state otherwise.

Deposits

The deposits are not SEC registered offerings and are not required to be so registered. For indicative terms and conditions on any deposit, please contact your Financial Advisor or call the toll-free number 1-877-858-5407. The deposits are insured up to the applicable FDIC insurance limits effective from time to time.

Investment Information

This brochure does not, by itself, constitute an offering of any specific CitiFirst product. Any figures or terms provided in this brochure are sample product terms, illustrative and are no indication of what final terms or actual returns will be. This brochure does not consider the effect taxes and fees will have on your returns. The terms of each product vary from offering to offering. Before making an investment in a specific product, you should obtain and carefully read the legal documents relating to that product offering, which will contain additional information needed to evaluate the investment and provide important disclosures regarding risks, fees and expenses. Additionally, such legal documents will contain the only complete description, and final terms, of the terms and conditions of that product.

All product categories within the CitiFirst family may be offered in various forms, including as medium-term notes and deposits. Products within the CitiFirst Protection category provide full principal protection if held to maturity, subject to the credit risk of the applicable issuer or guarantor (with the exception of the deposits, which have FDIC insurance, subject to applicable limitations), but there is no guarantee that investors will receive an amount at maturity greater than the initial principal invested. Products within the CitiFirst Performance category provide various forms of limited downside protection but do not provide principal protection. Products within the CitiFirst Opportunity category offer no principal protection and no downside protection.

Citigroup Global Markets Inc. and its affiliates (“Citi”) do not guarantee that a secondary market will develop in any CitiFirst product you purchase. If a secondary market does develop it may not be liquid and may not continue for the term of the product. If the secondary market is limited there may be few buyers should you choose to sell the product prior to maturity and this may reduce the price you receive. There is no guarantee that investors wishing to liquidate an investment in such products prior to the stated maturity will receive a price equal to or in excess of the initial principal amount invested.

Citi is not acting as your advisor or agent. Citi accepts no responsibility for the tax treatment of any investment product, whether or not it is involved in the administration of trusts or companies for which the product is purchased. Before making any commitment to invest, you should take whatever business, legal, tax, accounting or other advice you consider necessary given your particular circumstances. If you invest in a CitiFirst product it is your responsibility to arrange to account for any tax lawfully due from you on the income or gains arising from such investment. Citi does not provide business, legal, tax or accounting advice and makes no representation in respect of any of them. If you have any doubt about the suitability of these investments, you should contact your own advisers for advice.

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Overview of Key Benefits and Risks of CitiFirst Investments

Benefits

■

Investors can access investments linked to a variety of underlying assets or indices, such as domestic and foreign indices, exchange-traded funds, commodities, foreign-exchange, interest rates, equities, or a combination thereof.

■	Structured investments can offer unique risk/return profiles to match investment objectives, such as principal protection, periodic income, and enhanced returns

Risks

The risks below are not intended to be an exhaustive list of the risks associated with a particular CitiFirst Structured Investment offering. Before you invest in any CitiFirst Structured Investment you should thoroughly review the particular investment’s offering document(s) and related material(s) for a comprehensive description of the risks and considerations associated with the particular investment.

■

Potential for Loss – The terms of certain investments provide that the full principal amount is due at maturity, subject to the applicable issuer or guarantor credit risk. However, if an investor sells or redeems such investment prior to maturity, the investor may receive an amount less than his/her original investment.

The terms of certain investments provide that the payment due at maturity could be significantly less than the full principal amount and, for certain investments, could be zero. In these cases, an investor may receive an amount significantly less than his/her original investment and may receive nothing at maturity of the investment.

■

Appreciation May Be Limited – Depending on the investment, an investor’s appreciation may be limited by a maximum amount payable or by the extent to which the return reflects the performance of the underlying asset or index.

■

Issuer or Guarantor Credit Risk – All payments on CitiFirst Structured Investments are dependent on the applicable issuer’s or guarantor’s ability to pay all amounts due on these investments, and therefore, investors are subject to the credit risk of the applicable issuer or guarantor.

■

Secondary Market – There may be little or no secondary market for a particular investment. If the applicable offering document(s) so specifies, the issuer may apply to list an investment on a securities exchange, but it is not possible to predict whether any investment will meet the listing requirements of that particular exchange, or if listed, whether any secondary market will exist.

■

Resale Value of a CitiFirst Structured Investment May be Lower than Your Initial Investment – Due to, among other things, the changes in the price of and dividend yield on the underlying asset, interest rates, the earnings performance of the issuer of the underlying asset, the applicable issuer or guarantor of the CitiFirst Structured Investment’s perceived creditworthiness, the investment may trade, if at all, at prices below its initial issue price and an investor could receive substantially less than the amount of his/her initial investment upon any resale of the investment.

■

Volatility of the Underlying Asset or Index – Depending on the investment, the amount you receive at maturity could depend on the price or value of the underlying asset or index during the term of the trade as well as where the price or value of the underlying asset or index is at maturity; thus, the volatility of the underlying asset or index, which is the term used to describe the size and frequency of market fluctuations in the price or value of the underlying asset or index, may result in an investor receiving an amount less than he/she would otherwise receive.

■

Potential for Lower Comparable Yield – The effective yield on any investment may be less than that which would be payable on a conventional fixed-rate debt security of the same issuer with comparable maturity.

■

Affiliate Research Reports and Commentary – Affiliates of the particular issuer may publish research reports or otherwise express opinions or provide recommendations from time to time regarding the underlying asset or index which may influence the price or value of the underlying asset or index and, therefore, the value of the investment. Further, any research, opinion or recommendation expressed within such research reports may not be consistent with purchasing, holding or selling the investment.

■

The United States Federal Income Tax Consequences of Structured Investments are Uncertain – No statutory, judicial or administrative authority directly addresses the characterization of structured investments for U.S. federal income tax purposes. The tax treatment of a structured investment may be very different than that of its underlying asset. As a result, significant aspects of the U.S. federal income tax consequences and treatment of an investment are not certain. The offering document(s) for each structured investment contains tax conclusions and discussions about the expected U.S. federal income tax consequences and treatment of the related structured investment. However, no ruling is being requested from the Internal Revenue Service with respect to any structured investment and no assurance can be given that the Internal Revenue Service will agree with the tax conclusions and treatment expressed within the offering document(s) of a particular structured investment. Citi and its employees do not provide tax or legal advice. Investors should consult with their own professional advisor(s) on such matters before investing in any structured investment.

■

Fees and Conflicts – The issuer of a structured investment and its affiliates may play a variety of roles in connection with the investments, including acting as calculation agent and hedging the issuer’s obligations under the investment. In performing these duties, the economic interests of the calculation agent and other affiliates of the issuer may be adverse to the interest of the investor.

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Notes

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CitiFirst

Clients first

At Citi, our talented professionals are dedicated to delivering innovative and value added investments and services to our clients across the globe. Our teams in structuring, marketing, sales and trading excel at educating our distribution partners and putting clients first. We are fully committed to world class service from idea generation to after-market support. We stand ready to serve you so that you can achieve your goals.

To discuss CitiFirst investment ideas and strategies in the Americas, please contact us:

+1 (212) 723-7005 and +1 (212) 723-7288

www.citifirst.com

ELKS®, PACERSSM and LASERSSM are registered service marks of Citigroup Global Markets Inc.

© 2011 Citigroup Global Markets Inc. All rights reserved. Citi and Citi Arc Design are trademarks and service marks of Citigroup Inc.

or its affiliates and are used and registered throughout the world.